Exhibit 99.1

STATEMENT OF EXECUTIVE COMPENSATION FOR THE YEAR ENDED DECEMBER 31, 2021

Remuneration of Directors

The compensation paid to members of the Aeterna Zentaris Inc. (the “Corporation” or “Aeterna Zentaris”) Board of Directors (the “Board”) who are not employees (“Outside Directors”) is designed to (i) attract and retain the most qualified people to serve on the Board and its committees, (ii) align the interests of the Outside Directors with those of our shareholders, and (iii) provide appropriate compensation for the risks and responsibilities related to being an effective Outside Director. This compensation is recommended to the Board by the Nominating, Governance and Compensation Committee (the “NGCC”). The NGCC is currently composed of three Outside Directors, each of whom is independent, namely Ms. Carolyn Egbert (Chair), Mr. Peter G. Edwards and Mr. Gilles Gagnon.

The Board has adopted a formal mandate for the NGCC which is available on our website at www.zentaris.com. The mandate of the NGCC provides that it is responsible for, among other matters, assisting the Board in developing our approach to corporate governance issues, proposing new Board nominees, overseeing the assessment of the effectiveness of the Board and its committees, their respective chairs and individual directors, making recommendations to the Board with respect to directors’ compensation and generally serving in a leadership role for our corporate governance practices.

All dollar amounts herein are in United States (US) dollars, unless indicated as Canadian dollars (C) or European Dollars (€).

Compensation of Outside Directors

Retainers

Our Outside Directors are paid an annual retainer, the amount of which depends on the position held on the Board. Our Outside Directors will not be paid fees for their attendance of meetings, unless some circumstance dictates that an unusual and burdensome number of meetings must be held. If such circumstance occurs, the Board may institute meeting payments. The annual retainers are paid in quarterly instalments on or about the last day of each calendar quarter. All payments are calculated in U.S. dollars. The amount of each payment is converted to the Outside Director’s home currency based on the exchange rate prevailing on the date of payment, as determined by our finance department. Each Outside Director is paid the equivalent value of the payment in his or her home currency, net of any withholdings or deductions required by applicable law.

In April 2020, the NGCC retained Bowers Consulting LLC (“Bowers”), an independent consulting firm, to ensure that the compensation of the Directors was aligned with Shareholders’ expectations and to reflect the cash position of the Corporation at that time. The mandate given to Bowers was to provide an objective recommendation regarding the compensation of Directors for the 2020 financial year. Based on the advice received by the NGCC from Bowers, the NGCC recommended, and the Board approved, a reduction of the annual retainer to be paid to the Chair of the Board and each member of the Board, as well as to the Chair of the NGCC, as set out in the table below. These reductions were effective immediately after the Corporation’s Annual General Meeting held on May 15, 2020, and were prorated through the balance of the financial year. The Corporation paid fees to Bowers in the amount of $ 1,800 for the 2019, $2,400 for the 2020 and $3,300 for 2021 financial years.

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The amounts of the annual retainers are set forth in the following table. The amounts shown below are on an annualized basis. See the table in below under the caption “Total Compensation of Outside Directors” for details on the actual amounts paid to each Outside Director during the 2021 financial year.

Type of Compensation	Annual Retainer ($)
Chair of the Board Retainer	60,000
Board Member Retainer	30,000
Audit Committee Chair Retainer	20,000
Audit Committee Member Retainer	5,000
NGCC Chair Retainer	10,000
NGCC Member Retainer	3,000

All Directors are reimbursed for travel and other out-of-pocket expenses incurred in attending Board or committee meetings. Retainers are prorated when an Outside Director joins the Board during a financial year.

Outstanding Option-Based Awards and Share-Based Awards

The following table shows all awards outstanding to each Outside Director as at December 31, 2021:

	Option-based Awards				Share-based Awards
Name	Issuance Date (mm-dd-yyyy)	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date (mm-dd-yyyy)	Value of Unexercised in-the-money Options(1) ($)	Issuance Date (mm-dd-yyyy)	Number of Shares or Units of Shares that have not vested (#)	Market or payout value of share-based awards that have not vested(2) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Edwards, Peter	—	—	—	—	—	05/15/2020	30,000	—	10,800
	—	—	—	—	—	05/05/2021	70,000	—	25,200
Egbert, Carolyn	05-10-2016	10,000	3.48	05-09-2023	—	—	—	—	—
	12-06-2016	7,850	3.45	12-06-2023	—	—	—	—	—
	08-15-2017	60,000	2.05	08-15-2024	—	—	—	—	—
	—	—	—	—	—	05/08/2018	23,000	—	8,280
	—	—	—	—	—	05/22/2019	30,000	—	10,800
						05/15/2020	30,000	—	10,800
	—	—	—	—	—	05/15/2021	70,000	—	25,200
Gagnon, Gilles	—	—	—	—	—	05/15/2020	30,000	—	10,800
	—	—	—	—	—	05/19/2021	70,000	—	25,200
Turpin, Dennis(3)	—	—	—	—	—	05/19/2021	70,000	—	25,200

(1) “Value of unexercised in-the-money options” at financial year-end is calculated based on the difference between the closing prices of the Corporation’s common shares (“Common Shares”) on the Nasdaq Capital Market (“Nasdaq”) on the last trading day of the fiscal year (December 31, 2021) of $0.36 and the exercise price of the options, multiplied by the number of unexercised options.

(2) The Corporation used the closing price of its Common Shares on the Nasdaq as at the last trading day of the fiscal year (December 31, 2021) of $0.36.

(3) Mr. Dennis Turpin joined the Board on May 5, 2021.

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Total Compensation of Outside Directors

The table below summarizes the total compensation paid to our Outside Directors during the financial year ended December 31, 2021 (all amounts are in U.S. dollars). Our Outside Directors are generally paid in their home currency. Mr. Desbiens, Mr. Gagnon and Mr. Turpin were paid in Canadian dollars. Ms. Egbert and Mr. Edwards were paid in U.S. dollars.

Name	Fees earned(1) ($)	Share-based Awards(2) ($)	Option-based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Desbiens, Pierre-Yves(3)	25,000	—	—	—	—	—	25,000
Edwards, Peter	38,000	60,753	—	—	—	—	98,753
Egbert, Carolyn	70,000	60,753	—	—	—	—	130,753
Gagnon, Gilles	38,000	60,753	—	—	—	—	98,753
Turpin, Dennis(4)	32,778	60,753	—	—	—	—	93,531

(1) In respect of our financial year ended December 31, 2021, we paid an aggregate amount of $203,778 to all of our Outside Directors for services rendered in their capacity as directors, excluding reimbursement of out-of-pocket expenses and the value of share-based and option-based awards granted in 2021.

(2) Amounts shown represent the value of the Deferred Share Units (“DSUs”) on the grant date ($0.89). The value of one DSU on the grant date is the closing price of one Common Share on the Nasdaq on the last trading day preceding the date of grant.

(3) Mr. Pierre-Yves Desbiens served on the Board until May 5, 2021.

(4) Mr. Dennis Turpin joined the Board on May 5, 2021.

Compensation of Executive Officers

The following is disclosure of information related to the compensation that we paid to our Named Executive Officers during 2021. For the 2021 year, our Named Executive Officers were as follows:

●	Dr. Klaus Paulini, who, since October 4, 2019, has served President and Chief Executive Officer, as well as Managing Director of Aeterna Zentaris GmbH (“AEZS Germany”), since July 2019;

●	Ms. Leslie Auld, who, since September 24, 2018, has served as Senior Vice President, Chief Financial Officer as an independent contractor; and

●	Dr. Matthias Gerlach, who serves as the Senior Vice President Manufacturing and Supply Chain; Dr. Eckhard Guenther, who serves as Senior Vice President Business Development & Alliance Management and Managing Director AEZS Germany; and Dr. Nicola Ammer, who serves as Chief Medical Officer and Senior Vice President Clinical Development, who were our three most highly compensated executive officers (other than our Chief Executive Officer and our Chief Financial Officer) employed at the end of 2021.

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Determining Compensation

NGCC

The compensation of executive officers of the Corporation and its subsidiaries is recommended to the Board by the NGCC. The NGCC is responsible for, among other matters, (i) assisting the Board in developing our approach to corporate governance issues, (ii) proposing new Board nominees, (iii) overseeing the assessment of the effectiveness of the Board and its committees, their respective chairs and individual directors and (iv) making recommendations to the Board with respect to board member nominees and directors’ compensation, as well as serving in a leadership role for our corporate governance practices. It is also responsible for taking all reasonable actions to ensure that appropriate human resources policies, procedures and systems, e.g., recruitment and retention policies, competency and performance metrics and measurements, training and development programs, and market-based, competitive compensation and benefits structures, are in place so that we can attract, motivate and retain the quality of personnel required to achieve our business objectives. The NGCC also assists the Board in discharging its responsibilities relating to the recruitment, retention, development, assessment, compensation and succession planning for our executive and senior management members.

Thus, the NGCC recommends the appointment of senior officers, including the terms and conditions of their appointment and termination, and reviews the evaluation of the performance of our senior officers, including recommending their compensation and overseeing risk identification and management in relation to executive compensation policies and practices. The Board, which includes the members of the NGCC, reviews the Chief Executive Officer’s corporate strategy, goals and performance objectives and evaluates and measures his or her performance and compensation against the achievement of such goals and objectives.

The NGCC recognizes that the industry, regulatory and competitive environment in which we operate requires a balanced level of risk-taking to promote and achieve the performance expectations of executives of a specialty biopharmaceutical company. The NGCC is of the view that our executive compensation program should not encourage senior executives to take inappropriate or unreasonable risk. In this regard, the NGCC recommends the implementation of compensation methods that appropriately connect a portion of senior executive compensation with our short-term and longer-term performance, as well as that of each individual executive officer and that take into account the advantages and risks associated with such compensation methods. The NGCC is also responsible for establishing compensation policies that are intended to reward the creation of shareholder value while reflecting a balance between our short-term and longer-term performance and that of each executive officer.

The NGCC is currently composed of Ms. Carolyn Egbert (Chair), Mr. Peter G. Edwards and Mr. Gilles Gagnon, each of whom is independent. The Board believes that the members of the NGCC collectively have the knowledge, experience and background required to fulfill its mandate:

Ms. Carolyn Egbert has served as a director on our Board since August 2012 and as Chair of our Board since May 2016. After enjoying the private practice of law as a defence litigator in Michigan and Washington, D.C., she joined Solvay America, Inc. (“Solvay”) (a chemical and pharmaceutical company) in Houston, Texas. Over the course of a twenty-year career with Solvay, she held the positions of Vice President, Human Resources, President of Solvay Management Services, Global Head of Human Resources and Senior Executive Vice President of Global Ethics and Compliance. During her tenure with Solvay, she served as a director on the board of directors of seven subsidiary companies and as Chair of one subsidiary board. After retiring in 2010, she established Creative Solutions for executives, a consulting business providing expertise in corporate governance, ethics and compliance, organizational development, executive compensation and strategic human resources. She holds a Bachelor of Sciences degree in Biological Sciences from George Washington University, Washington D.C., and a Juris Doctor degree from Seattle University, Seattle, Washington. She also was a Ph.D. candidate in Pharmacology at both Georgetown University Medical School at Washington, D.C. and Northwestern University Medical School at Chicago, Illinois. She remains an active member of both the Michigan State Bar and the District of Columbia Bar, Washington, D.C.

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Peter G. Edwards joined the Board on May 15, 2020 and served as the Executive Vice President and General Counsel of Celanese Corporation from January 2017 to January 2019. Mr. Edwards previously was Executive Vice President and General Counsel of Baxalta Incorporated, the biopharmaceutical spin-off from Baxter, from June 2015 until its merger with Shire plc in July 2016. Before that, he was Senior Vice President and General Counsel of the global specialty pharmaceuticals company Mallinckrodt plc from July 2013 to June 2015, and served as its Vice President and General Counsel from May 2010 to its spin-off from Covidien plc in June of 2013. He previously served as Executive Vice President and General Counsel for Solvay Pharmaceuticals in Brussels, Belgium from June 2007 until April 2010 and as its Senior Vice President and General Counsel in the US from October 2005 to June 2007. Prior to that, he held in-house positions of increasing responsibility within Mettler-Toledo, Inc. and Eli Lilly and Company. Mr. Edwards began his career in 1990 as an associate in the Kansas City, Missouri office of Shook, Hardy & Bacon L.L.P. Mr. Edwards received his J.D., cum laude, from Brigham Young University.

Gilles Gagnon has served as director on our Board since January 1, 2020. Mr. Gagnon is currently the President and Chief Executive Officer of Ceapro Inc., a biotechnology company. Prior to that, he was President and CEO of Aeterna Zentaris Inc. During the past 35 years, Mr. Gagnon has worked at several management levels within the field of health, especially in the hospital environment and pharmaceutical industry. Mr. Gagnon has participated in several international committees and strategic advisory boards. He served nine years on the board of directors of Canada’s Research Based Pharmaceutical Companies (“Rx&D”, now Innovative Medicines Canada) where he represented members from the biopharmaceutical sector and pioneered the Rx&D’s Canadian Biopartnering initiative. Mr. Gagnon is currently a member of the CEO Council of Innovative Medicines Canada. He is a certified corporate Director having completed the Directors Education Program at the Rotman School of Management at the University of Toronto and he has served on several boards of both private and publicly listed companies in the biopharmaceutical sector.

Compensation Discussion & Analysis

Compensation Philosophy and Objectives

Our Board, through the NGCC, establishes our executive compensation program that is market-based and at a competitive percentile grouping for both total cash and total direct compensation. The NGCC has established a compensation program that is designed to attract, motivate and retain high-performing senior executives, encourage and reward superior performance and align the executives’ interests with those of our shareholders by:

●	providing the opportunity for an executive to earn compensation that is competitive with the compensation received by executives serving in the same or measurably similar positions within comparable companies;

●	providing the opportunity for executives to participate in equity-based incentive compensation plans;

●	aligning executive compensation with our corporate objectives; and

●	attracting and retaining highly qualified individuals in key positions.

Compensation Elements

Our executive compensation is targeted at the 50th percentile for small cap biopharmaceutical companies within both the local and national markets and is comprised of both fixed and variable components. The variable components include equity and non-equity incentive plans. Each compensation component is intended to serve a different function, but all elements are intended to work in concert to maximize both corporate and individual performance by establishing specific, competitive operational and corporate goals and by providing financial incentives to employees based on their level of attainment of these goals.

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Our current executive compensation program is comprised of the following four basic components: (i) base salary; (ii) an annual bonus linked to both individual and corporate performance; (iii) equity incentives, including stock options, previously granted under our second amended and restated stock option plan adopted by the Board on March 29, 2016, and ratified by the shareholders of Aeterna Zentaris on May 10, 2016 (the “Stock Option Plan”), and presently granted under the Corporation’s long-term incentive plan adopted by the Board on March 27, 2018 and ratified by the shareholders of Aeterna Zentaris on May 8, 2018, (the “Long-Term Incentive Plan”), established for the benefit of our directors, certain executive officers and other participants as may be designated from time to time by either the Board or the NGCC; and (iv) other elements of compensation, consisting of benefits, perquisites and retirement benefits.

Base Salary. Base salaries are intended to provide a steady income to our executive officers regardless of share price. In determining individual base salaries, the NGCC takes into consideration individual circumstances that may include the scope of an executive’s position, the executive’s relevant competencies or experience and retention risk. The NGCC also takes into consideration the fulfillment of our corporate objectives, as well as the individual performance of the executive.

Short-Term, Non-Equity Incentive Compensation. Our short-term, non-equity incentive compensation plan sets a target cash bonus for each executive officer, expressed as a percentage of the executive officer’s base salary. The amount of cash bonus paid to an executive officer depends on the extent to which he or she contributed to the achievement of the annual performance objectives established by the Board for the year. The annual performance objectives are specific operational, clinical, regulatory, financial, commercial and corporate goals that are intended to advance our product pipeline, to promote the success of our commercial efforts and to enhance our financial position. The annual performance objectives are set at the end of each financial year as part of the annual review of corporate strategies. The performance objectives are not established for individual executive officers but rather by functional area(s), many of which are carried out by or fall within the responsibility of our President and Chief Executive Officer, Chief Financial Officer (or principal financial officer) and our other executive officers, including our Named Executive Officers. The award of a cash bonus requires the approval of both the NGCC and the Board and is based upon an assessment of each individual’s performance, as well as our overall performance at a corporate level. The determination of individual performance does not involve quantitative measures using a mathematical calculation in which each individual performance objective is given a numerical weight. Instead, the NGCC’s determination of individual performance is a subjective determination as to whether a particular executive officer substantially achieved the stated objectives or over-performed or under-performed with respect to corporate objectives that were deemed to be important to our success.

Long-Term Equity Compensation Plan of Executive Officers. The long-term component of the compensation of our executive officers is based exclusively on the Long-Term Incentive Plan, which permits the issuance of a number of equity-based awards based on the contribution of the officers and their responsibilities. The Board adopted a policy regarding stock option grants in December 2014, which provides that each Named Executive Officer is eligible to receive options to acquire our Common Shares having a value, based on the Black-Scholes option pricing model, equal to a specified multiple of his or her salary. The specified multiple for the President and Chief Executive Officer is 1.5. The specified multiple for each other Named Executive Officer is 0.75. To encourage retention and focus management on developing and successfully implementing our continuing growth strategy, stock options vest over a period of three years, with the first third vesting on the first anniversary of the date of grant. Since the adoption of the Long-Term Incentive Plan in 2018, we have broadened the types of equity-based awards which we may issue beyond stock options (to include, among other types, restricted stock units (“RSUs”), DSUs and others).

Other Forms of Compensation. Our executive employee benefits program also includes life, medical, dental and disability insurance to the same extent and in the same manner as all other employees. Several of our executive officers also receive a car allowance as a perquisite. These benefits and perquisites are designed to be competitive overall with equivalent positions in comparable North American organizations in the life sciences industry. We also contribute to our North American employees’ retirement plans up to an annual maximum amount of $19,000 for employees in the United States. The contribution amounts for our United States employees are subject to limitations imposed by the United States Internal Revenue Service on contributions to our most highly compensated employees. Employees based in Frankfurt, Germany also benefit from certain employer contributions into the employees’ pension funds. Our executive officers, including the Named Executive Officers, are eligible to participate in such employer-contribution plans to the same extent and in the same manner as all other employees.

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Positioning

The NGCC is authorized to engage its own independent consultant to advise it with respect to executive compensation matters. While the NGCC may rely on external information and advice, all of the decisions with respect to executive compensation are made by the Board upon the recommendation of the NGCC and may reflect factors and considerations other than, or that may differ from, the information and recommendations provided by any external compensation consultants that may be retained from time to time.

In 2013, the NGCC retained a compensation consultant to benchmark our executive compensation plan in an effort to determine whether we were achieving our objective of providing market competitive compensation opportunities. The compensation consultant gathered compensation data from companies that it concluded were of comparable size and/or stage of development as us and from other companies with which we compete for executive talent and advised the NGCC that our executive compensation should be generally aligned with the 50th percentile, or the mid-point, of the companies surveyed by the consultant. Furthermore, the consultant advised the NGCC that the total cash target payment (base salary and, if applicable or awarded in cash, annual bonus) for our executive officers in 2013 generally fell around the 50th percentile of the companies surveyed. The NGCC did not repeat or update the benchmarking process in 2014 – 2021 because it concluded that doing so would not provide additional meaningful data, considering the expense of the process. However, the NGCC, as a matter of good governance, annually reviews and assesses the Corporation’s current compensation program and makes appropriate adjustments, if any.

Risk Assessment of Executive Compensation Program

The Board, through the NGCC, oversees the implementation of compensation methods that tie a portion of executive compensation to our short-term and long-term performance and that of each executive officer and that take into account the advantages and risks associated with such compensation methods. In addition, the Board oversees the creation of compensation policies that are intended to reward the creation of shareholder value while reflecting a balance between our short-term and long-term performance and that of each executive officer. The NGCC has considered in general terms the concept of risk as it relates to our executive compensation program.

Base salaries are fixed in amount to provide a steady income to the executive officers regardless of share price and thus do not encourage or reward risk-taking to the detriment of other important business, operational, commercial or clinical metrics or milestones. The variable compensation elements (annual bonuses and equity-based awards) are designed to reward each of short-term, mid-term and long-term performance. For short-term performance, a discretionary annual bonus may be awarded based on the timing and level of attainment of specific operational and corporate goals that the NGCC believes to be challenging, yet does not encourage unnecessary or excessive risk-taking. While our bonus payments are generally based on annual performance, a maximum bonus payment is pre-fixed for each senior executive officer and represents only a portion of each individual’s overall total compensation opportunities. In exceptional circumstances, a particular executive officer may be awarded a bonus that exceeds his or her maximum pre-fixed or target bonus amount. Finally, a significant portion of executive compensation is provided in the form of equity-based awards, which is intended to further align the interests of executives with those of shareholders. The NGCC believes that these awards do not encourage unnecessary or excessive risk-taking since the ultimate value of the awards is tied to our share price, and in the case of grants under the long-term incentive compensation plan, are generally subject to mid-term and long-term vesting schedules to help ensure that executives generally have significant value tied to long-term share price performance.

The NGCC believes that the variable compensation elements (annual bonuses and equity-based awards) represent a percentage of overall compensation that is sufficient to motivate our executive officers to produce superior short-term, mid-term and long-term corporate results, while the fixed compensation element (base salary) is also sufficient to discourage executive officers from taking unnecessary or excessive risks. The NGCC and the Board also generally have the discretion to adjust annual bonuses and equity-based awards based on individual performance and any other factors they may determine to be appropriate in the circumstances. Such factors may include, where necessary or appropriate, the level of risk-taking a particular executive officer may have engaged in during the preceding year.

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Based on the foregoing, the NGCC has not identified any specific risks associated with our executive compensation program that are reasonably likely to have a material adverse effect on us. The NGCC believes that our executive compensation program does not encourage or reward any unnecessary or excessive risk-taking behaviour.

Our directors, executive officers and employees are prohibited from purchasing, selling or otherwise trading in derivative securities relating to our Common Shares. Derivative securities are securities whose value varies in relation to the price of our securities. Examples of derivative securities include warrants to purchase our Common Shares, and put or call options written on our Common Shares, as well as individually arranged derivative transactions, such as financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, which are designed to hedge or offset a decrease in market value of our equity securities granted as executive compensation or directors’ remuneration. Options to acquire our Common Shares and other equity-based awards issued pursuant to the Stock Option Plan or Long-Term Incentive Plan are not derivative securities for this purpose.

2021 Compensation

Base Salary. The primary element of our compensation program is base salary. Our view is that a competitive base salary is a necessary element for retaining qualified executive officers. In determining individual base salaries, the NGCC takes into consideration individual circumstances that may include the scope of an executive’s position, the executive’s relevant competencies or experience and retention risk. The NGCC also takes into consideration the fulfillment of our corporate objectives, as well as the individual performance of the executive.

Short-Term, Non-Equity Incentive Compensation. The Board, based on the NGCC’s recommendation, adopted the following performance objectives for 2021:

Goal	Action	Result
Commercialization of Macrilen™ (macimorelin) in Europe and the rest of the world	Successfully execute the Board-approved strategy and implementation plan to pursue commercialization opportunities for macimorelin for the rest of the world.	In progress. The Corporation signed a distribution agreement, in June 2020, with MegaPharm Ltd. for Israel and the Palestinian National Authority, with Consilient Health in December 2020 for the United Kingdom and the European Union, with NK Meditech in December 2021 for South Korea. The Corporation continues to explore opportunities in additional geographies.
Commercialization of Macrilen™ (macimorelin) in United States and Canada	Ensure effective clinical studies are in place to obtain approval of pediatric indication of Macrilen™ (macimorelin).	In progress. In November 2020, the Corporation executed an amendment to the License Agreement with Novo whereby the Corporation will conduct the pivotal Study P02 as sponsor in partnership with a contract research organization. The Pivotal Phase 3 DETECT-Trial (“Study P02”) was initiated in April 2021.

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Goal	Action	Result
Identify and pursue cost-effective pipeline development projects to further growth strategy, including the therapeutic development potential of Macrilen™ (macimorelin)	-	During 2021, we in-licensed six new preclinical programs, four potential therapeutics (NMOSD, Parkinson’s Disease, Hypoparathyroidism and ALS) and two potential vaccines (COVID-19 and Chlamydia Trachomatis). The ALS program aims at therapeutic use of macimorelin.
Improve operations	Manage costs and control expenses to maximize cash conservation.	Ongoing activity in progress.
	Ensure appropriate capitalization of the Corporation.	The Corporation raised approximately $31.0 million with a public financing in February 2021 and approximately $20.1 million through the exercise of warrants.

Long-Term Equity Compensation

For the financial year ended December 31, 2021, the Board approved awards of a total of 580,000 stock options at an exercise price of $0.42 to employees of the Corporation on December 17, 2021 in accordance with the Long-Term Incentive Plan.

Summary of the Stock Option Plan

We established the Stock Option Plan in order to attract and retain directors, officers, employees and suppliers of ongoing services, who will be motivated to work towards ensuring our success. The Board has full and complete authority to interpret the Stock Option Plan, to establish applicable rules and regulations and to make all other determinations it deems necessary or useful for the administration of the Stock Option Plan, provided that such interpretations, rules, regulations and determinations are consistent with the rules of all stock exchanges and quotation systems on which our securities are then traded and with all relevant securities legislation.

There were 141,400 options outstanding under the Stock Option Plan representing approximately 0% of all issued and outstanding Common Shares as of December 31, 2021. The proposed number of Common Shares issuable pursuant to the Long-Term Incentive Plan is fixed at 11.4% of the issued and outstanding Common Shares at any given time less the number of Common Shares issuable pursuant to stock options granted at such time under the Stock Option Plan. See below for a complete description of the Long-Term Incentive Plan. As of December 31, 2021, there were 246,619 Common Shares unallocated and available for future grants of options under the Stock Option Plan; however, the Corporation does not intend on issuing any new stock options under the Stock Option Plan, and instead will issue any future stock options under the Long-Term Incentive Plan.

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The burn rate for the Stock Option Plan for the most recently completed fiscal year is set out below:

Stock Option Plan
Year End	Options Granted	Weighted Average Shares Outstanding	Burn Rate(1)
December 31, 2021	0	114,924,497	0%
December 31, 2020	0	41,083,163	0%
December 31, 2019	0	17,494,472	0%

(1)	Annual burn rate is expressed as a percentage and is calculated by dividing the number of securities granted under the Stock Option Plan by the weighted average number of securities outstanding for the applicable fiscal year.

Under the Stock Option Plan, (i) the number of securities issuable to insiders, at any time, or issued within any one-year period, under all of our security-based compensation arrangements, cannot exceed 10% of our issued and outstanding securities and (ii) no single person eligible to receive grants under the Stock Option Plan (each a “Participant”) may hold options to purchase, from time to time, more than 5% of our issued and outstanding Common Shares. In addition: (i) the aggregate fair value of options granted under all of our security-based compensation arrangements to any one of our Outside Directors entitled to receive a benefit under the Stock Option Plan, within any one-year period, cannot exceed $100,000 valued on a Black-Scholes basis and as determined by the NGCC; and (ii) the aggregate number of securities issuable to all of our Outside Directors entitled to receive a benefit under the Stock Option Plan, within any one-year period, under all of our security-based compensation arrangements, cannot exceed 1% of its issued and outstanding securities.

Options granted under the Stock Option Plan may be exercised at any time within a maximum period of seven or ten years following the date of their grant (the “Outside Expiry Date”), depending on the date of grant. The Board or the NGCC, as the case may be, designates, at its discretion, the specific Participants to whom stock options are granted under the Stock Option Plan and determines the number of Common Shares covered by each of such option grants, the grant date, the exercise price of each option, the Outside Expiry Date and any other matter relating thereto, in each case in accordance with the applicable rules and regulations of the regulatory authorities. The price at which the Common Shares may be purchased may not be lower than the greater of the closing prices of the Common Shares on the Nasdaq on the last trading day preceding the date of grant of the option. Options granted under the Stock Option Plan shall vest in equal tranches over a three-year period (one-third each year, starting on the first anniversary of the grant date) or as otherwise determined by the Board or the NGCC, as the case may be. Participants may not assign their options (nor any interest therein) other than by will or in accordance with the applicable laws of estates and succession.

Unless the Board or the NGCC decides otherwise, Participants cease to be entitled to exercise their options under the Stock Option Plan: (i) immediately, in the event a Participant who is an officer or employee resigns or voluntarily leaves his or her employment or his or her employment is terminated with cause and, in the case of a Participant who is a non-employee director of us or one of our subsidiaries, the date on which such Participant ceases to be a member of the relevant Board; (ii) six months following the date on which employment is terminated as a result of the death of a Participant who is an officer or employee and, in the case of a Participant who is an Outside Director, six months following the date on which such Participant ceases to be a member of the Board by reason of death; (iii) 90 days following the date on which a Participant’s employment is terminated for a reason other than those mentioned in (i) or (ii) above including, without limitation, upon the disability, long-term illness, retirement or early retirement of the Participant; and (iv) where the Participant is a service supplier, 30 days following the date on which such Participant ceases to act as such, for any cause or reason (each, an “Early Expiry Date”).

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The Stock Option Plan also provides that, if the expiry date of one or more options (whether an Early Expiry Date or an Outside Expiry Date) occurs during a “blackout period” or within the seven business days immediately after a blackout period imposed by us, the expiry date will be automatically extended to the date that is seven business days after the last day of the blackout period. For the purposes of the foregoing, “blackout period” means the period during which trading in our securities is restricted in accordance with our corporate policies.

If (i) we accept an offer to amalgamate, merge or consolidate with any other entity (other than one of our wholly-owned subsidiaries) or to sell or license all or substantially all of our assets to any other entity (other than one of our wholly-owned subsidiaries); (ii) we sign a support agreement in customary form pursuant to which the Board agrees to support a takeover bid and recommends that our shareholders tender their Common Shares to such takeover bid; or (iii) holders of more than 50% of our then outstanding Common Shares tender all of their Common Shares to a takeover bid made to all of the holders of the Common Shares to purchase all of the then issued and outstanding Common Shares, then, in each case, all of the outstanding options shall, without any further action required to be taken by us, immediately vest. Each Participant shall thereafter be entitled to exercise all of such options at any time up to and including, but not after the close of business on that date which is ten days following the Closing Date (as defined below). Upon the expiration of such ten-day period, all rights of the Participant to such options or to the exercise of same (to the extent not already exercised) shall automatically terminate and have no further force or effect whatsoever. “Closing Date” is defined to mean (x) the closing date of the amalgamation, merger, consolidation, sale or license transaction in the case of clause (i) above; (y) the first expiry date of the takeover bid on which each of the offeror’s conditions are either satisfied or waived in the case of clause (ii) above; or (z) the date on which it is publicly announced that holders of greater than 50% of our then outstanding Common Shares have tendered their Common Shares to a takeover bid in the case of clause (iii) above.

The Stock Option Plan provides that the following amendments may be made to the plan only upon approval of each of the Board and our shareholders as well as receipt of all required regulatory approvals:

●	any amendment to Section 3.2 of the Corporation’s Stock Option Plan (which sets forth the limit on the number of options that may be granted to insiders) that would have the effect of permitting, without having to obtain shareholder approval on a “disinterested vote” at a duly convened shareholders’ meeting, the grant of any option(s) under the Stock Option Plan otherwise prohibited by Section 3.2;

●	any amendment to the number of securities issuable under the Stock Option Plan (except for certain permitted adjustments, such as in the case of stock splits, consolidations or reclassifications);

●	any amendment that would permit any option granted under the Stock Option Plan to be transferable or assignable other than by will or in accordance with the applicable laws of estates and succession;

●	the addition of a cashless exercise feature, payable in cash or securities, which does not provide for a full deduction of the number of underlying securities from the Stock Option Plan reserve;

●	the addition of a deferred or restricted share unit component or any other provision that results in employees receiving securities while no cash consideration is received by us;

●	with respect to any Participant, whether or not such Participant is an “insider” and except in respect of certain permitted adjustments, such as in the case of stock splits, consolidations or reclassifications:

●	any reduction in the exercise price of any option after the option has been granted, or

●	any cancellation of an option and the re-grant of that option under different terms, or

●	any extension to the term of an option beyond its Outside Expiry Date to a Participant who is an “insider” (except for extensions made in the context of a “blackout period”);

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●	any amendment to the method of determining the exercise price of an option granted pursuant to the Stock Option Plan;

●	the addition of any form of financial assistance or any amendment to a financial assistance provision which is more favourable to employees; and

●	any amendment to the foregoing amending provisions requiring Board, shareholder and regulatory approvals.

The Stock Option Plan further provides that the following amendments may be made to the Stock Option Plan upon approval of the Board and upon receipt of all required regulatory approvals, but without shareholder approval:

●	amendments of a “housekeeping” or clerical nature or to clarify the provisions of the Stock Option Plan;

●	amendments regarding any vesting period of an option;

●	amendments regarding the extension of an option beyond an Early Expiry Date in respect of any Participant, or the extension of an option beyond the Outside Expiry Date in respect of any Participant who is a “non-insider”;

●	adjustments to the number of issuable Common Shares underlying, or the exercise price of, outstanding options resulting from a split or a consolidation of the Common Shares, a reclassification, the payment of a stock dividend, the payment of a special cash or non-cash distribution to our shareholders on a pro rata basis provided such distribution is approved by our shareholders in accordance with applicable law, a recapitalization, a reorganization or any other event which necessitates an equitable adjustment to the outstanding options in proportion with corresponding adjustments made to all outstanding Common Shares;

●	discontinuing or terminating the Stock Option Plan; and

●	any other amendment which does not require shareholder approval under the terms of the Stock Option Plan.

Summary of the Long-Term Incentive Plan

The purpose of the Long-Term Incentive Plan is to (i) promote our long-term financial interests and growth by attracting and retaining management and other personnel and key service providers with the training, experience and ability to enable them to make a substantial contribution to the success of our business; (ii) motivate management personnel by means of growth-related incentives to achieve long-range goals; and (iii) further the alignment of interests of participants with those of our shareholders through opportunities for increased share ownership in the Corporation.

The NGCC is the administrator of the Long-Term Incentive Plan (the “Administrator”). At any time, the Board may serve as the Administrator of the Long-Term Incentive Plan, in lieu of, or in addition, to the NGCC. Except as provided otherwise under the Long-Term Incentive Plan, the Administrator has plenary authority to grant awards pursuant to the terms of the Long-Term Incentive Plan to eligible individuals, determine the types of awards and the number of shares to be covered by the awards, establish the terms and conditions for awards, including the exercise price and term of awards, and take all other actions necessary or desirable to carry out the purpose and intent of the Long-Term Incentive Plan.

Participation in the Long-Term Incentive Plan is generally open to all officers, employees and other individuals, including Outside Directors. However, any individual whose services to the Corporation or any of its subsidiaries are limited to capital-raising transactions, or the promotion and maintenance of a market for the Corporation securities, are ineligible to participate in the Long-Term Incentive Plan. Prospective officers, employees and other service providers who have accepted offers to provide services to the Corporation may also participate in the Long-Term Incentive Plan.

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The Long-Term Incentive Plan enables the grant of stock options, stock appreciation rights (“SARs”), stock awards, stock unit awards, performance shares, cash-based performance units and other stock-based awards, each of which may be granted separately or in tandem with other awards.

The maximum number of Common Shares issuable under the Long-Term Incentive Plan is fixed at 11.4% of the issued and outstanding Common Shares at any given time, less the number of Common Shares issuable pursuant to stock options granted at such time under the Stock Option Plan. There were 1,367,968 awards outstanding under the Long-Term Incentive Plan representing approximately 1.1% of all issued and outstanding Common Shares as of December 31, 2021. As of December 31, 2021, there were 12,329,890 Common Shares unallocated and available for future grants of awards that are settled in Common Shares under the Long-Term Incentive Plan. See above for a complete description of the Stock Option Plan.

The burn rate for the Long-Term Incentive Plan for the most recently completed fiscal year is set out below:

Long-Term Incentive Plan
Year End	Awards Granted	Weighted Average Shares Outstanding	Burn Rate(1)
December 31, 2021	860,000	114,924,497	0.7%
December 31, 2020	300,000	41,083,163	0.7%
December 31, 2019	335,000	17,494,472	1.9%

(1)	Annual burn rate is expressed as a percentage and is calculated by dividing the number of securities granted under the Long-Term Incentive Plan by the weighted average number of securities outstanding for the applicable fiscal year.

The number of securities issuable to insiders, at any time, or issued within any one-year period, under all of our security-based compensation arrangements, cannot exceed 10% of our issued and outstanding securities and no single participant may hold options to purchase, from time to time, more than 5% of our issued and outstanding Common Shares.

The aggregate fair value of options granted under all of our security-based compensation arrangements to any one of our Outside Directors entitled to receive a benefit under the Long-Term Incentive Plan, within any one-year period, cannot exceed $100,000 valued on a Black-Scholes basis and as determined by the NGCC; and the aggregate number of securities issuable to all of our Outside Directors entitled to receive a benefit under the Long-Term Incentive Plan, within any one-year period, under all of our security-based compensation arrangements, cannot exceed 1% of its issued and outstanding securities.

Except as provided below or within an award agreement, each award granted under the Long-Term Incentive Plan (other than a performance unit that cannot be paid in shares) will be subject to a minimum vesting period or minimum restriction period as follows: (i) each stock option or SAR will be subject to a minimum vesting period of 12 months from the date of grant, (ii) each award of stock, stock units, performance shares, performance units payable in shares and other stock- based awards (“Full Value Awards”) granted to non-employee directors will be subject to a minimum restriction period of 12 months from the date of grant, and (iii) each Full Value Award granted to a participant other than a non-employee director will be subject to a minimum restriction period of 12 months from the date of grant if vesting of or lapse of restrictions on such award is based on the satisfaction of performance goals and a minimum restriction period of 36 months from the date of grant, applied in either pro rata instalments or a single instalment, if vesting of or lapse of restrictions on such award is based solely on the participant’s satisfaction of specified service requirements with us (provided that no such Full Value Awards will vest or have its restrictions lapse during the first 12 months following the date of grant). If the grant of a performance award is conditioned on satisfaction of performance goals, the performance period must not be less than 12 months’ duration, but no additional minimum restriction period need apply to such award. The minimum vesting period or minimum restriction period will not apply in the case of death or disability of a participant or in the event of a change in control. Awards that result in the issuance of an aggregate of up to 5% of the share pool under the Long-Term Incentive Plan may be granted without regard to such minimum vesting period or minimum restriction period.

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A SAR is the right to receive a payment equal to the excess of the Fair Market Value (as defined below) of a specified number of shares on the date the SAR is exercised over the base price per share specified in the award agreement. The base price for each SAR cannot be less than 100% of the Fair Market Value of Common Shares on the grant date and the term of a SAR cannot be more than 10 years from the grant date, unless required otherwise by applicable law. At the discretion of the Administrator, the payment upon a SAR exercise may be in cash, shares or a combination of the two. The “Fair Market Value” means the official closing price per Common Share for the regular market session on the day of determination.

Awards granted under the Long-Term Incentive Plan shall not be subject in any manner to alienation, anticipation, sale, transfer, assignment, pledge, or encumbrance, except as otherwise determined by the Administrator; provided, however, that this restriction shall not apply to the Common Shares received in connection with an award after the date that the restrictions on transferability of such shares set forth in the applicable award agreement have lapsed.

Except as provided in the applicable award agreement or otherwise determined by the Administrator, and subject to the minimum vesting period or minimum restriction period described above, upon termination of service (as defined in the Long-Term Incentive Plan):

●	Stock options or stock appreciation rights shall be forfeited, to the extent stock options or stock appreciation rights are not vested and exercisable;

●	During the applicable restriction period, restricted stock and any accrued but unpaid dividends that are at that time subject to restrictions shall be forfeited; and

●	During the applicable deferral period or portion thereof to which forfeiture conditions apply, or upon failure to satisfy any other conditions precedent to the delivery of Common Shares or cash to which RSUs, performance shares or performance units relate, all performance shares, performance units and RSUs and any other accrued but unpaid dividend equivalents with respect to such RSUs that are then subject to deferral or restriction shall be forfeited.

In the event of a change in control (as defined in the Long-Term Incentive Plan) of the Corporation, outstanding awards will terminate upon the effective time of the change in control unless provision is made for the continuation, assumption or substitution of awards by the surviving or successor entity or its parent. Unless an award agreement says otherwise, the following will occur with respect to awards that terminate in connection with a change in control of the Corporation:

●	stock options and SARs, whether vested or unvested, will become fully exercisable and holders of these awards will be permitted immediately before the change in control to exercise them;

●	restricted stock and RSUs with time-based vesting (i.e., not subject to achievement of performance goals) will become fully vested immediately before the change in control, and RSUs will be settled as promptly as is practicable in accordance with applicable law; and

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●	restricted stock, RSUs, performance shares, and performance units that vest based on the achievement of performance goals will become fully vested and earned based on the target performance level as to the performance goals, such that 100% of the target award is earned as of the date of the change of control; and the RSUs and performance units will be settled as promptly as is practicable in accordance with applicable law. The Long-Term Incentive Plan will terminate on the earlier of (i) the earliest date as of which all awards granted under the Long-Term Incentive Plan have been satisfied in full or terminated and no shares approved for issuance under the Long-Term Incentive Plan remain available to be granted under new awards, or (ii) the tenth anniversary of date the Long-Term Incentive Plan, as amended and restated, is approved by our shareholders.

The Administrator may amend, alter or discontinue the Long-Term Incentive Plan, but no amendment, alteration or discontinuation will be made that would materially impair the rights of a participant with respect to a previously granted award without his or her consent, except such an amendment made to comply with applicable law or rule of any securities exchange or market on which our Common Shares are listed or admitted for trading or to prevent adverse tax or accounting consequences to the Corporation or the participant. In no event, however, will an amendment be made without the approval of our shareholders to the extent such amendment would (i) materially increase the benefits accruing to participants under the Long-Term Incentive Plan, (ii) increase the number of shares that may be issued under the Long-Term Incentive Plan or to a participant, (iii) materially expand the eligibility for participation in the Long-Term Incentive Plan, (iv) eliminate or modify the prohibition on repricing of stock options and SARs, (v) lengthen the maximum term or lower the minimum exercise price or base price permitted for stock options and SARs, (vi) modify the prohibition on the issuance of reload or replenishment options, (vii) amend the amendment provisions in the Long-Term Incentive Plan, or (viii) amend the Long-Term Incentive Plan to remove or exceed the 10% insider participation limit.

Outstanding Option-Based Awards and Share-Based Awards

The following table shows all awards outstanding to our Named Executive Officers as of December 31, 2021:

	Option-based Awards					Share-based Awards
Name	Issuance Date (mm/dd/yyyy)	Number of Securities Underlying Unexercised Options(1) (#)	Option Exercise Price ($)	Option Expiration Date (mm/dd/yyyy)	Value of Unexercised In-the- money Options(2) ($)	Issuance Date	Number of Shares or Units of shares that have not vested (#)	Market or Payout Value of Share- based Awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Paulini, Klaus	12/06/2016	2,500	3.45	12/06/2023	—	—	—	—	—
	08/15/2019	25,000	2.15	08/15/2026	—	—	—	—	—
	11/11/2019	35,000	1.05	11/11/2026	—	—	—	—	—
	12/14/2020	35,000	0.366	12/14/2027	—	—	—	—	—
	12/17/2021	100,000	0.42	12/17/2028	—	—	—	—	—
Auld, Leslie	—	—	—	—	—	—	—	—	—
Gerlach, Matthias	12/21/2015	5,000	4.58	12/21/2022	—	—	—	—	—
	12/06/2016	15,000	3.45	12/06/2023	—	—	—	—	—
	12/04/2019	20,000	0.87	12/04/2026	—	—	—	—	—
	12/14/2020	25,000	0.366	12/14/2027	—	—	—	—	—
	12/17/2021	50,000	0.42	12/17/2028	—	—	—	—	—
Guenther, Eckhard	12/21/2015	5,000	4.58	12/21/2022	—	—	—	—	—
	11/08/2016	398	3.50	11/08/2023	—	—	—	—	—
	12/06/2016	10,000	3.45	12/06/2023	—	—	—	—	—
	12/04/2019	25,000	0.87	12/04/2026	—	—	—	—	—
	12/14/2020	25,000	0.366	12/14/2027	—	—	—	—	—
	12/17/2021	50,000	0.42	12/17/2027	—	—	—	—	—
Ammer, Nicola	12/06/2016	10,000	3.45	12/06/2023	—	—	—	—	—
	12/04/2019	25,000	0.87	12/04/2026	—	—	—	—	—
	12/14/2020	25,000	0.366	12/14/2027	—	—	—	—	—
	12/17/2021	50,000	0.42	12/17/2027	—	—	—	—	—

(1) The number of securities underlying unexercised options represents all awards outstanding at December 31, 2021.

(2) “Value of unexercised in-the-money options” at financial year-end is calculated based on the difference between the closing price of the Common Shares on the Nasdaq on the last trading day of the fiscal year (December 31, 2021) of $0.36 and the exercise price of the options, multiplied by the number of unexercised options.

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There were no share-based awards outstanding to our Named Executive Officers either at December 31, 2021 or as of the date hereof.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table shows the incentive plan awards value vested or earned for each Named Executive Officer for the financial year ended December 31, 2021:

Name	Option-based awards — Value vested during the year(1) ($)	Share-based awards — Value vested during the year ($)	Non-equity incentive plan compensation — Value earned during the year(2) ($)
Paulini, Klaus	—	—	162,530
Auld, Leslie	—	—	—
Gerlach, Matthias	—	—	55,319
Guenther, Eckhard	—	—	67,021
Ammer, Nicola	—	—	53,191

(1) Represents the aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the closing price of the Common Shares on the Nasdaq and the exercise price on such vesting date. If closing price of the Common Shares on the Nasdaq on the vesting date was lower than the exercise price, then $nil was considered realized.

(2) During 2021, each of Dr. Paulini, Dr. Gerlach, Dr. Guenther and Dr. Ammer were paid bonuses granted in 2020 for activities related to 2020 and will be paid in 2022 bonuses granted in 2021 for activities related to 2021.

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Summary Compensation Table

The Summary Compensation Table set forth below shows compensation information for each of the Named Executive Officers for services rendered in all capacities during each of the financial years ended December 31, 2021, 2020 and 2019. All amounts in the table below are in U.S. dollars. Ms. Auld’s cash payments were made in Canadian dollars. All cash amounts paid to Dr. Paulini, Dr. Guenther, Dr. Gerlach and Dr. Ammer were made in Euros.

SUMMARY COMPENSATION TABLE

					Non-equity incentive plan compensation(1)
Name and principal position	Years	Salary ($)	Share based awards ($)	Option based awards ($)	Annual incentive plan ($)	Long- Term Incentive Plans ($)	Pension Value ($)(2)	All other compensation ($)	Total compensation ($)
Paulini, Klaus(3)	2021	374,496	—	35,298	162,530	—	213,700	—	786,024
President and Chief Executive Officer;	2020	306,086	—	9,503	183,580	—	292,983	—	792,152
Managing Director AEZS Germany	2019	197,282	—	66,781	22,400	—	191,572	—	478,035
Auld, Leslie	2021	163,038	—	—	—	—	—	—	163,038
Senior Vice President,	2020	166,834	—	—	—	—	—	—	166,834
Chief Financial Officer	2019	194,060	—	—	—	—	—	—	194,060
Guenther, Eckhard	2021	238,737	—	17,649	67,021	—	5,019	—	328,426
Senior Vice President Business Development and Alliance Management;	2020	218,966	—	6,788	85,460	—	97,937	—	409,151
Managing Director AEZS Germany	2019	169,438	—	14,792	12,443	—	124,866	—	321,539
Gerlach, Matthias	2021	203,276	—	17,649	55,319	—	16,314	—	292,558
Senior Vice President	2020	185,379	—	6,788	70,810	—	14,827	—	277,803
Manufacturing and Supply Chain	2019	159,862	—	11,834	22,400	—	11,368	—	205,464
Ammer, Nicola	2021	182,787	—	17,649	53,191	—	2,400	—	256,027
Chief Medical Officer and Senior Vice	2020	154,512	—	6,788	64,880	—	2,266	—	228,446
President Clinical Development	2019	139,802	—	14,792	20,608	—	2,164	—	177,366

(1) Non-equity incentive plan compensation includes cash bonuses. During 2021, each of Dr. Paulini, Dr. Gerlach, Dr. Guenther and Dr. Ammer were paid for bonuses granted in 2020 for activities related to 2020 and will be paid in 2022 bonuses granted in 2021 for activities related to 2021.

(2) Dr. Paulini and Dr. Guenther participate in the DUPK (as defined below), a defined-contribution pension plan maintained by Unterstützungskasse Degussa e.V. that was introduced for employees who began their employment with AEZS Germany (or its predecessors) prior to December 31, 1999. The DUPK includes indirect obligations through a funded multi-employer contribution plan as well as direct unfunded defined benefit plans obligations. Dr. Gerlach participates in RUK 1 (as defined below), a defined-contribution pension plan maintained by Unterstützungskasse Degussa e.V. Dr. Ammer participates in RUK 2 (as defined below), a defined-contribution pension plan maintained by Unterstützungskasse Degussa e.V.

(3) Dr. Paulini did not receive any compensation in his role as a managing director of AEZS Germany or as an executive director.

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The value of option-based awards set out in the table above represents the closing price of the Common Shares on the Nasdaq on the last trading day preceding the date of grant multiplied by the Black-Scholes factor as at such date and the number of stock options granted on such date. For 2021, the Black-Scholes valuation model values the options based on the following assumptions: a 5.71-year expected life, 115.80% expected volatility, risk-free annual interest rate of 1.23% per annum and an expected dividend yield of 0%. See the consolidated financial statements for the Corporation for the years ended December 31, 2019, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016 for the assumptions applied to the Black-Scholes option pricing model in previous years. The Corporation used the Black-Scholes valuation model as it most accurately captured the fair value of such options. The following table sets forth the value of the option-based awards and the corresponding Black-Scholes factor:

Date of Grant	Value of Grant	Black-Scholes Factor
November 9, 2016	$3.50	80.35%
December 6, 2016	$3.45	80.57%
December 16, 2016	$3.80	80.68%
August 15, 2017	$2.05	78.86%
April 2, 2018	$1.46	77.57%
June 22, 2018	$2.11	80.86%
August 15, 2019	$2.15	79.22%
November 11, 2019	$1.05	67.13%
December 4, 2019	$0.87	68.01%
December 14, 2020	$0.366	74.19%
December 17, 2021	$0.42	83.94%

Compensation of the Chief Executive Officer

The compensation of our President and Chief Executive Officer is governed by our executive compensation policy described below under “Summary”, and the President and Chief Executive Officer participates, together with the other Named Executive Officers, in all our incentive plans.

Dr. Paulini’s total earnings during the financial year ended December 31, 2021 was $786,023, including an incentive bonus in the amount of $162,530.

For the financial year ended December 31, 2021, the Board approved an award of 100,000 stock options at an exercise price of $0.42 to Dr. Paulini on December 17, 2021 in accordance with the Long-Term Incentive Plan.

See “Long-Term Equity Compensation Plan – Summary of the Stock Option Plan”, for a complete description of the Stock Option Plan. See “Long-Term Equity Compensation Plan – Summary of the Long-Term Incentive Plan”, for a complete description of the Long-Term Incentive Plan.

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth, as at December 31, 2021, the information with respect to all of our compensation plans pursuant to which our equity securities are authorized for issuance:

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights ($)	(c) Number of securities remaining available for further issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	1,509,368	0.88	11,844,302
Equity compensation plans not approved by security holders	-	-	-
Total:	1,509,368	0.88	11,844,302

See “Long-Term Equity Compensation – Summary of the Stock Option Plan”, for a complete description of the Stock Option Plan and see, “Long-Term Equity Compensation – Summary of the Long-Term Incentive Plan”, for a complete description of the Long-Term Incentive Plan.

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Performance Graph

On December 31, 2021, the closing price of a Common Share on the Nasdaq was $0.36. The following graph shows the cumulative return of a $100 investment in the Common Shares made on December 31, 2016 on the Nasdaq, compared with the total return of the Nasdaq Capital Market Composite Index and the Nasdaq Biotechnology Index for each financial year shown on this graph.

	12/31/2016	12/31/2017	12/31/2018	12/31/2019	12/31/2020	12/31/2021
Aeterna Zentaris (Nasdaq)	$100.00	$65.56	$81.67	$25.28	$11.94	$10.00
Nasdaq Capital Market Composite Index (^RCMP)	$100.00	$116.80	$98.54	$116.57	$174.51	$158.34
Nasdaq Biotechnology Index (^NBI)	$100.00	$121.06	$109.77	$136.56	$171.64	$170.55

Our executive compensation is reviewed annually and approved by the Board upon the recommendation of the NGCC. The NGCC considers several factors in connection with its determination of appropriate levels of executive compensation, including, but not limited to, the demand for and supply of skilled professionals in the life sciences and biopharmaceutical sectors generally, an executive’s individual performance, our performance (which is not necessarily tied exclusively to the trading price of our Common Shares) and other factors discussed under “Compensation Discussion & Analysis” above. In addition, during the five-year period ended December 31, 2021, we were a pre-profit biopharmaceutical company, and thus the market price of our publicly traded equity securities may not fully reflect the long-term value of our underlying assets.

The trading price of our Common Shares is subject to fluctuation based on several factors, many of which are beyond our control and some of which are disclosed and discussed in our annual information form, management’s discussion and analysis, Form 20-F and other documents that we file from time to time with securities regulatory authorities and which are available on our profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov.

The performance graph set forth above shows that holders of our Common Shares have lost a significant portion of the value of their investment since year-end 2016. During the period covered by the performance graph, we replaced our senior management team and began to implement our strategy of transforming our business from being totally focused on drug discovery and development to being a specialty biotechnology company developing and commercializing a diversified portfolio of pharmaceutical and diagnostic products focused on areas of significant unmet medical need. We experienced several significant setbacks in our drug development efforts in the covered time period. In 2021, we modified our business focus as follows: to investigate further therapeutic uses of macimorelin, expand pipeline development activities, to further expand the commercialization of macimorelin in available territories and to co-fund with NNBL of the pediatric clinical trial, Study P02, in the E.U. and U.S. for macimorelin if such trial costs exceed €9 million. By December 31, 2021, the Corporation had in-licensed six new pre-clinical development programs, four potential therapeutics (NMOSD, Parkinson’s Disease, Hypoparathyroidism and ALS) and two potential vaccines (COVID-19 and Chlamydia Trachomatis), entered into license and supply agreements with NK Meditech Ltd, effective November 30, 2021 and initiated its pivotal Study P02 in April 2021.

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Therefore, the trend in the performance graph of our Common Shares on the Nasdaq does not correlate to the changes in compensation paid to our Named Executive Officers during the five-year period ended December 31, 2021.

Summary

In accordance with our executive compensation policy, a significant portion of the compensation of our executive officers is based upon an equitable balance between company performance and performance consistent with position responsibilities. During this period of transformation, while we implement our strategy of becoming a commercially operating specialty biopharmaceutical company, the NGCC’s rationale for executive compensation is to encourage and reward performance that positions us for both short-term and long-term success, while protecting and building shareholder value. The NGCC reviews the compensation programs of the executive officers annually in order to ensure their competitiveness and compliance with our objectives, values and strategies.

If the circumstances so require, the NGCC may recommend employment conditions that are different from the policies in effect as well as our execution of non-standard employment contracts.

By the Nominating, Governance and Compensation Committee:

Carolyn Egbert, Chair

Peter G. Edwards

Gilles Gagnon

PENSION PLAN BENEFITS

Each Named Executive Officer who is employed with AEZS Germany participates in one or more of the defined benefit and multi-employer defined contribution pension plans as identified and described below.

Degussa Pensionskasse (“DUPK”)

Dr. Paulini and Dr. Guenther participate in the DUPK, a defined-contribution pension plan maintained by Unterstützungskasse Degussa e.V. that was introduced for employees who began their employment with AEZS Germany (or its predecessors) prior to December 31, 1999. The DUPK includes indirect obligations through a funded multi-employer contribution plan as well as direct unfunded defined benefit plans obligations.

Under the funded multi-employer contribution portion of the DUPK, the contributions by AEZS Germany and the employee are calculated based on the employee’s total salary during the prior year. The employee contributes 2% of his or her monthly average salary and AEZS Germany contributes an amount of 1.784 times the employee’s contribution. The contributions are limited to the social security contribution assessment ceiling. In 2021, the social security contribution assessment ceiling is €7,100 per month. Accordingly, the employee will contribute at most €142.00 monthly and AEZS Germany will contribute at most €253.33 monthly.

Under the unfunded defined benefit portion of the DUPK, the employee earns additional claims for future pension payments for the part of the employee’s salary that exceeds the social security contribution assessment ceiling (“Supplementary Pensions”) that are unfunded and are presented as a pensions benefit obligation on the balance sheet of the Corporation. The Supplementary Pensions amount to 1.25% annually of a fictional salary peak, which is a percentage of the social security contribution assessment ceiling. Further, the employee is entitled to annual Christmas benefits (“Christmas Benefits”), which amount to 1.4% of the last pensionable monthly income for each year of service, limited by the social security contribution assessment ceiling. The employee’s contribution and AEZS Germany’s contribution are transferred monthly to the pension fund, and AEZS Germany’s contribution is calculated with the salary payments and treated as provision for pension payment. We are liable to the employees for the pension benefits that have been promised if the private pension provider does not, or cannot, pay the promised pension payments. Employees will receive a pension payment based on the contributions that were made during their employment, and will also receive the Supplementary Pensions and Christmas Benefits, after they have reached the statutory retirement age, independent of whether they work with AEZS Germany until such age. All direct pension obligations as well as pension obligations from deferred compensation are included and have been included in the pensions benefit obligation of the Corporation.

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Rückgedeckte Unterstützungskasse 1 (“RUK 1”)

Dr. Gerlach participates in RUK 1, a defined-contribution pension plan maintained by Unterstützungskasse Degussa e.V. Under RUK 1, AEZS Germany contributes 2.4% of Dr. Gerlach’s monthly gross salary and Dr. Gerlach contributes 2% of his monthly gross salary. The contributions are limited to the social security contribution assessment ceiling. However, AEZS Germany provides an additional contribution of 18% of his monthly gross salary for the part of his salary that exceeds the social security contribution assessment ceiling. In 2021, the social security contribution assessment ceiling is €7,100 per month. Accordingly, AEZS Germany will contribute at most €1,232.4 (which includes the additional contribution of 18%) monthly and Dr. Gerlach will contribute at most €142.00 monthly. Both contributions are calculated with the monthly salary accounting and transferred to the relief fund monthly. We are liable to Dr. Gerlach for the pension benefits that have been promised if the private pension provider does not, or cannot, pay the promised pension payments. Dr. Gerlach will receive a pension payment based on the contributions that were made during his employment after he has reached the statutory retirement age, independent of whether he works with AEZS Germany until such age.

Rückgedeckte Unterstützungskasse 2 (“RUK 2”)

Dr. Ammer participates in RUK 2, a defined-contribution pension plan maintained by Unterstützungskasse Degussa e.V. Under RUK 2, AEZS Germany contributes 2.4% of Dr. Ammer’s monthly gross salary and Dr. Ammer contributes 3% of her monthly gross salary. The contributions are limited to the social security contribution assessment ceiling. In 2021, the social security contribution assessment ceiling is €7,100 per month. Accordingly, AEZS Germany will contribute at most €170.40 monthly and Dr. Ammer will contribute at most €213.00.00 monthly. Both contributions are calculated with the monthly salary accounting and transferred to the relief fund monthly. We are liable to Dr. Ammer for the pension benefits that have been promised if the private pension provider does not, or cannot, pay the promised pension payments. Dr. Ammer will receive a pension payment based on the contributions that were made during her employment after she has reached the statutory retirement age, independent of whether she works with AEZS Germany until such age.

The table below includes the following information about each Named Executive Officer participating in the DUPK, the Corporation’s only benefit plan with a defined benefit component:

●	years of credited service as at December 31, 2021;
●	estimated annual benefit accrued, or earned, for service to December 31, 2021 and to the normal retirement age of 65; and
●	a reconciliation of the accrued obligation from December 31, 2020 to December 31, 2021.

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		Annual benefits payable ($)(2)
Name	Number of years credited service (#)(1)	At year end	At age 65	Opening present value of defined benefit obligation ($)(3)	Compensatory change ($)(4)	Non-compensatory change ($)	Closing present value of defined benefit obligation ($)(5)
Paulini, Klaus	24	34,085	104,447	855,633	210,131	31,548	1,097,312
Guenther, Eckhard	31	54,219	54,219	899,891	1,450	33,180	934,521

(1) The number of years of credited service as at December 31, 2021 corresponds to the actual years of service with AEZS Germany.

(2) For each Named Executive Officer, the amount of annual benefits payable at December 31, 2021 is the pension the Named Executive Officer would be entitled to starting at age 65 based on termination of employment at December 31, 2021. For each Named Executive Officer, the annual benefits payable at age 65 is the annual benefits payable at December 31, 2021 increased to reflect estimated credited service at age 65.

(3) The present value is the estimated value of the pension obligation to the date indicated using the actuarial assumptions and methods that are consistent with those used in determining pension liabilities as disclosed in the Corporation’s consolidated financial statements.

(4) Compensatory change represents the change in the pension liability between December 31, 2020 and 2021 for each Named Executive Officer.

(5) The calculations of reported amounts use the same actuarial assumptions and methods that are used for calculating accrued benefit obligations and annual expenses, as disclosed in the Corporation’s 2021 and 2020 consolidated financial statements in Note 18, and as prescribed by International Financial Reporting Standards. The methods and assumptions used to determine estimated amounts will not be identical to the methods and assumptions used by other issuers so, as a result, the figures may not be directly comparable across issuers. All amounts shown above are based on assumptions and represent contractual entitlements that may change over time.

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The table below includes amounts from AEZS Germany’s defined-contribution plans. Any difference between (i) the sum of the “accumulated value at start of year” column plus the “compensatory” column and (ii) the “accumulated value at end of year” column is attributable to the employee’s contributions to the pension plan during the year ended December 31, 2021, as well as changes in the foreign exchange rate, each employee’s contributions being made in Euros.

Name	Accumulated value at start of year ($)	Compensatory ($)	Accumulated value at year end ($)
Paulini, Klaus	96,086	3,569	105,229
Gerlach, Matthias	212,972	16,314	239,090
Guenther, Eckhard	116,059	3,569	125,895
Ammer, Nicola	25,784	5,400	32,128

EMPLOYMENT, CHANGE OF CONTROL AND CONSULTING AGREEMENTS

Employment, Change of Control and Consulting Agreements

We had, or one of our subsidiaries had, entered into an employment agreement and, in some cases, a change of control agreement, with each of our Named Executive Officers. The applicable terms of the agreements that provide for payments to our Named Executive Officers upon termination, resignation, retirement, change of control of the Corporation or change in the Named Executive Officer’s responsibilities are described below.

Klaus Paulini

We entered into an employment agreement with Dr. Klaus Paulini, effective as of October 4, 2019 (the “Employment Agreement”) for his position as Chief Executive Officer of the Corporation. The Corporation, through AEZS Germany, also entered into a service agreement with Dr. Klaus Paulini effective as of July 26, 2019 (the “Services Agreement”) for his position as Managing Director of AEZS Germany. The Employment Agreement provides that we will pay Dr. Paulini (the “Executive”) an initial base salary of €260,000 per annum, which includes payment for his service as Managing Director of AEZS Germany. Additionally, pursuant to the Employment Agreement, we provided the Executive with an initial grant of 35,000 stock options in November 2019. Under the terms of the Services Agreement, the Executive may receive subsequent grants of stock options at the discretion of the Board of Directors or the NGCC, an annual bonus subject to the determination and approval of the NGCC and participation in an employer-sponsored pension scheme.

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If there is a termination of the Executive’s employment by us on a “without cause” basis, then the Executive will be entitled to receive a severance payment in the amount equal to €300,000.

The Employment Agreement contains customary confidentiality, intellectual property and non-disparagement covenants.

For the purposes of the Employment Agreement, termination of employment “without cause” includes (but is not limited to) (i) if the Executive commits any fraud, theft, embezzlement or other criminal act of a similar nature, and (ii) if the Executive has committed serious misconduct or willful negligence in the performance of his duties.

Leslie Auld

We entered into a consulting agreement with Leslie Auld, Senior Vice President, Chief Financial Officer, effective as of September 24, 2018 (the “Consulting Agreement”). The Consulting Agreement provides that Ms. Auld (the “Consultant”) will perform specified services for us for up to 120 hours per month. The Consultant will be paid CAN$150 per hour (plus HST) (the “base fees”) for these services. Additionally, the Consultant will be paid for up to eight (8) hours of travel time per round trip, at a rate of CAN$150 per hour.

The Consulting Agreement may be terminated by either party for convenience, upon thirty (30) days written notice. The Consulting Agreement may also be terminated by us upon the material breach or default of any provision of the Consulting Agreement by the Consultant, immediately upon the Consultant’s death or upon the parties’ mutual agreement. In the event of termination, the Consultant will be entitled to receive any outstanding base fees and reimbursement for incurred expenses to the effective date of termination.

The Consulting Agreement provides the Consultant indemnifies us from and against any and all claims, costs, liabilities, damages, charges and expenses arising out of the Consulting Agreement or the services, including in respect of misclassification. The agreement terminated as at March 31, 2022.

Matthias Gerlach

AEZS Germany entered into an employment agreement in January 2001 with Dr. Gerlach, Senior Vice President Manufacturing and Supply Chain. In accordance with the terms of his employment agreement, Dr. Gerlach will receive a pension payment after he has reached the statutory retirement age, independent of whether he works with AEZS Germany until such age, in an amount to be based on the contributions that were made during his employment with AEZS Germany. See “Pension Plan Benefits”, for more information on Dr. Gerlach’s pension benefits.

Eckhard Guenther

AEZS Germany entered into an employment agreement in 1990 with Dr. Guenther, Senior Vice President Business Development & Alliance Management, Managing Director of AEZS Germany. In accordance with the terms of his employment agreement, Dr. Guenther will receive a pension payment after he has reached the statutory retirement age, independent of whether he works with AEZS Germany until such age, in an amount to be based on the contributions that were made during his employment with AEZS Germany. See “Pension Plan Benefits”, for more information on Dr. Guenther’s pension benefits.

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Nicola Ammer

AEZS Germany entered into an employment agreement in April 2015 with Dr. Ammer, Chief Medical Officer, Senior Vice President Clinical Development. In accordance with the terms of her employment agreement, Dr. Ammer will receive a pension payment after she has reached the statutory retirement age, independent of whether she works with AEZS Germany until such age, in an amount to be based on the contributions that were made during her employment with AEZS Germany. See “Pension Plan Benefits”, for more information on Dr. Ammer’s pension benefits.

The table below shows estimated incremental payments that would be triggered, pursuant to their individual employment contracts, in the event of a termination of employment of our Named Executive Officers who remained employed on December 31, 2021. The amounts shown are in U.S. dollars.

Name	Termination Provisions Value ($)(1) (2)
Ammer, Nicola	0
Auld, Leslie	0
Gerlach, Matthias	0
Guenther, Eckhard	0
Paulini, Klaus	354,600

(1)	The termination values assume that the triggering event took place on the last business day of our financial year-end (December 31, 2021).
(2)	Value of earned/unused vacation, if applicable, and amounts owing for expense reimbursement are not included as they are not considered as “incremental” payments made in connection with termination of employment.

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